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July 16, 2008

Writer’s Direct Contact
650.813.5821
FJose@mofo.com
Via EDGAR, Telefacsimile and Overnight Delivery
Mr. Perry Hindin
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NovaRay Medical, Inc.
Registration Statement on Form S-1
Filed March 27, 2008 and amended March 31, 2008, May 5, 2008, June 13, 2008, June 16, 2008
and July 16, 2008
File No. 333-149917 (the “Registration Statement”)
Dear Mr. Hindin:
On behalf of our client, NovaRay Medical, Inc., a Delaware corporation (the “Company”), we respectfully respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated July 1, 2008 (the “Letter”). The following discussion and answers to the inquiries of the Staff as set forth in the Letter are presented in numbered paragraphs to conform to the numbered paragraphs in the Letter. For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.
Selling Stockholders, page 13
1.	We note your response to prior comment 1. Regarding the shares to be sold by Vision Opportunity Master Fund Ltd., please tell us:
•	why Vision Opportunity Master Fund Ltd. seeks to register all of its common shares and common shares underlying its preferred stock at this time given that there is currently no market for your securities;
Response:
Pursuant to our discussion with the Staff on Tuesday, July 8, 2008, we understand that the purpose of Vision Opportunity Master Fund, Ltd. (“Vision”) for registering for resale pursuant to the prospectus all of its shares of the Company’s common stock (“Common

Mr. Perry Hindin
Special Counsel
Division of Corporation Finance
July 16, 2008
Page Two
Stock”) and all of the shares of Common Stock issuable upon conversion of the Company’s Series A Preferred Stock that Vision currently holds, is for market efficiency, such that Vision would be in a position to sell registered shares of Common Stock if and when a market for Common Stock develops and if and when it desires to sell such shares subject to the relevant market conditions. Currently, we understand that Vision has no present intention of selling any shares being registered pursuant to the prospectus.
•	whether you consider Vision to be an affiliate; and
Response:
We respectfully submit that Vision is not an affiliate of the Company for the following reasons:
I.	Vision holds less than 2% of the Company’s issued and outstanding Common Stock.
As disclosed in the prospectus, Vision Acquisition I, Inc., was incorporated to investigate and, if such investigation warranted, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Prior to the reverse merger on December 26, 2007 (the “Merger”), Vision held all 5,000,000 shares of Vision Acquisition I, Inc., which Vision had purchased on October 6, 2006 in connection with the incorporation of Vision Acquisition I, Inc. In connection with the Merger, Vision Acquisition I, Inc. effected a 1-for-26.7 shares reverse stock split whereby every 26.7 issued and outstanding shares of Vision Acquisition I, Inc.’s common stock were automatically combined into and became one fully paid and nonassessable share of Vision Acquisition I, Inc. common stock. As a result, Vision’s 5,000,000 shares of Vision Acquisition I, Inc. common stock were combined into 187,266 shares of Vision Acquisition I, Inc. common stock. In connection with the Merger, Vision Acquisition I, Inc. changed its name to NovaRay Medical, Inc. After the consummation of the Merger, Vision held, and continues to hold, 187,266 shares of Common Stock (out of a total of 9,767,853 shares of Common Stock currently issued and outstanding). As a result, Vision holds less than 2% of the total number of shares of Common Stock issued and outstanding.
II.	The Series A Preferred Stock and Warrants that Vision holds are subject to conversion and exercise restrictions preventing Vision from converting such shares (or exercising such Warrants) if Vision, as a result of such conversion (or exercise), would hold greater than 4.99% of the Company’s issued and outstanding Common Stock.
Pursuant to the terms of a Certificate of Designation filed with the Secretary of State of Delaware with respect to our Series A Preferred Stock, at no time may a holder of shares of our Series A Preferred Stock convert such shares if the number of shares of our Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other

Mr. Perry Hindin
Special Counsel
Division of Corporation Finance
July 16, 2008
Page Three
shares of our Common Stock owned by such holder and its affiliates at such time, the number of shares of our Common Stock which would result in such holder and its affiliates beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act of 1934, as amended, and the rules thereunder) in excess of 4.99% of the then issued and outstanding shares of our Common Stock (the “Conversion Restriction”), which may be waived by such holder but only after providing us with sixty-one (61) days’ notice.
Pursuant to the Purchase Agreement, Vision was issued (i) a warrant to purchase up to 1,248,439 shares of our Common Stock at an exercise price of $4.25 per share (a “Series A Warrant”), (ii) a warrant to purchase up to 2,309,468 shares of our Series A Preferred Stock at an exercise price of $4.33 per share (the “Series J Warrant”), and (iii) a warrant to purchase up to 769,822 shares of our common stock at an exercise price of $6.91 per share (a “Series J-A Warrant”). No shares of our securities issuable upon exercise of any of the warrants mentioned above are being registered for sale pursuant to the prospectus. A holder of the Series J-A Warrant or a Series A Warrant, pursuant to the terms thereof, may not exercise such warrants if the number of shares of our Common Stock to be issued upon such exercise, when aggregated with all other shares of our Common Stock then owned by such holder and its affiliates, would result in such holder and its affiliates beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act of 1934, as amended, and the rules thereunder) in excess of 4.99% of the then issued and outstanding shares of our Common Stock, unless such holder gives notice to us of not less than sixty-one (61) days that such holder terminates such restriction. The conversion rights of our Series A Preferred Stock underlying the Series J Warrant, are subject to the Conversion Restriction.
As indicated in the prospectus, Vision is registering pursuant to the prospectus, (1) all 187,266 shares of our Common Stock held by Vision, and (2) all 3,745,319 shares of our Common Stock underlying our Series A Preferred Stock held by Vision. Such holdings, as set forth in the prospectus, equates to approximately 668% of our currently issued and outstanding shares of our Common Stock held by parties other than selling stockholders, affiliates of the selling stockholders and parties that may be deemed affiliates of the Company. Assuming the exercise of the warrants held by Vision as described above (or in the case of the Series J Warrant, assuming the conversion of the Series A Preferred Stock issuable upon exercise of the Series J Warrant), Vision’s total holdings equate to approximately 1,403% of our currently issued and outstanding shares of our Common Stock held by parties other than selling stockholders, affiliates of the selling stockholders and parties that may be deemed affiliates of the Company. Please note, however, that no securities underlying any warrants are being registered pursuant to the prospectus and that the warrants held by Vision (or the Series A Preferred Stock underlying Vision’s Series J Warrant) are subject to conversion and exercise restrictions as described above.
We respectfully submit that the conversion and exercise restrictions described above effectively prevent Vision from obtaining more than 4.99% of our issued and outstanding Common Stock. As a result, we believe Vision is not an affiliate of the Company.

Mr. Perry Hindin
Special Counsel
Division of Corporation Finance
July 16, 2008
Page Four
III.	Other Reasons.
In addition, we respectfully submit that Vision is not an affiliate of the Company because: (1) it has no ability directly or indirectly to control the actions of the Company either by contract or through management or exercise of voting rights; and (2) it does not have any greater access than other stockholders to information about the Company, its operations or financial results. Please also note that the sale of stock by any one selling stockholder would not cause substantial dilution to existing stockholders, which has been a primary goal of the Staff in its interpretation of Rule 415 and has been a persuasive mitigating factor in allowing companies to register more than the prescribed 33% of the public non-affiliate float.
•	why Vision should not be identified as an underwriter in the prospectus.
Response:
We respectfully submit that Vision should not be identified as an underwriter for the following reasons:
I.	Circumstances under which Vision received its shares of Common Stock and Series A Preferred Stock.
All of the shares of Common Stock issued in connection with the Merger and all of the shares of Series A Preferred Stock that the Company issued in connection with the financing that occurred immediately after the Merger (the “Financing”), were issued in reliance upon an exemption from registration set forth in Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). All of the terms of the Financing, including without limitation, the purchase price of the Series A Preferred Stock and the resale registration rights related thereto, were established in arms’ length negotiations between the parties. All private placement transactions related to the Financing have been completed and are not ongoing. Vision’s purchase price for shares of Series A Preferred Stock issued in the Financing was fully committed, at market risk and irrevocably paid at the closing of the Financing. In addition, at the time the shares of Series A Preferred Stock were issued by the Company in the Financing, all investors in the Financing, including Vision, could not, after such purchasers paid for and acquired shares of Series A Preferred Stock, immediately sell those securities in the public markets since there was and is currently no public market for the Company’s securities. All of the shares of Common Stock and Series A Preferred Stock that are being offered for resale pursuant to the prospectus are required to bear restrictive legends prohibiting public sale absent registration or the availability of an exemption from the registration requirements of the Securities Act. The Company was provided with customary representations and warranties from each purchaser of Series A Preferred Stock in the Financing, including Vision, that such purchaser was acquiring the Series A Preferred Stock solely for its own account for the purpose of investment and not with a view to distribution of such securities. As the Staff notes and as is disclosed in the prospectus, the Company’s

Mr. Perry Hindin
Special Counsel
Division of Corporation Finance
July 16, 2008
Page Five
payments to Vision in connection with the Financing related only to the reimbursement of $98,000 for Vision’s legal expenses.
In addition, the Company has no contractual, legal, or other relationship with Vision that would control the timing and nature of resales of the aggregate number of shares being registered for resale by Vision or whether any of such shares are even resold at all under the prospectus, and the Company will not receive any proceeds from the sales of such shares by Vision. We also believe that Vision is neither a broker-dealer nor in the business of underwriting securities. According to a Schedule 13D filed with the Commission on September 21, 2007 with respect to Vision, as amended on January 2, 2008, Vision is principally engaged in making investments.
II.	Resale of Vision’s shares is not analogous to a primary offering.
The sale of the shares being registered by Vision is not analogous to an offering by the Company. In an offering by the issuer, other than pursuant to a firm commitment offering, the issuer does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have been cleared. Here, Vision made a cash investment and the Company has received proceeds from the sale of the securities to investors. Therefore, in light of the foregoing, we respectfully submit there is no basis under which Vision can be considered an underwriter or an alter ego of the Company. Rule 415 (a)(1)(i) clearly permits an offering of securities to be made on a continuous or delayed basis provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant. The Commission has always permitted the use of Registration Statements on Form SB-2, which is no longer available, for the purpose of conducting or completing an offering to be made on a continuous or delayed basis pursuant to Rule 415.
In your response, please address Vision’s role in forming the blank check company, its role in undertaking the reverse merger in December 2007 and the payments it received from you as disclosed on pages 18-19. Please also address Vision’s ownership stake, including its warrant holdings, relative to the number of common shares held by your non-affiliates.
Response:
Please see our responses above, which address the Staff’s comments immediately above.
2.	We reissue prior comment 4. Please disclose the requested information in the Selling Stockholder section of your registration statement.
Response:
The prospectus has been revised to address the Staff’s comment immediately above.

Mr. Perry Hindin
Special Counsel
Division of Corporation Finance
July 16, 2008
Page Six
Condensed Consolidated Balance Sheets, page F-2
3.	Please refer to prior comment 7. We see that you have labeled your unaudited financial statements as of and for the three months ended March 31, 2008 as “restated”. Please revise the footnotes to the unaudited March 31, 2008 quarterly financial statements to include the disclosures required by paragraph 26 of SFAS 154.
Response:
The prospectus has been revised to add appropriate disclosures related to this restatement in Note 2 to the unaudited quarterly financial statements as of March 31, 2008 as required by paragraph 26 of SFAS 154.
Recent Accounting Pronouncements, page F-6,
4.	Please note that SFAS 157 is effective for items that are recognized or disclosed at fair value in the financial statements on a recurring basis for fiscal years beginning after November 15, 2007. Further note that the disclosure requirements of SFAS 157 shall be applied in the first interim period of the first fiscal year in which this Statement is initially applied. Refer to paragraphs 36 and 39 of SFAS 157 and FSP FAS 157-2. Please tell us why you indicate you are “currently evaluating the effect that the adoption of SFAS 157 will have on its results of operations and financial position” and revise the filing as necessary to include all disclosures required under SFAS 157.
Response:
The disclosure in the prospectus with respect to Recent Accounting Pronouncements for SFAS 157 has been modified to reflect the required items that are recognized or disclosed at fair value in the financial statements on a recurring basis.
Independent Auditor’s Report, page F-15
5.	We see that you have presented restated financial statements as of and for the year-ended December 31, 2007 in Amendment 4 to your Form S-1. Please tell us why the auditor has not re-dated their report, and/or otherwise referred to the restatement in their audit report. See AU Section 508.
Response:
The auditor’s opinion has been appropriately re-dated, refers to restatements, and is in the required PCAOB format.

Mr. Perry Hindin
Special Counsel
Division of Corporation Finance
July 16, 2008
Page Seven
6.	Additionally, we note the revisions reflected in your 2007 annual and 2008 interim financial statements included in Amendment 4 to your Form S-1 create disclosure differences between the financial statements therein and those in your 2007 Form 10-KSB as well as your March 31, 2008 Form 10-Q. Please tell us how you plan to address and resolve the referenced situation.
Response:
The prospectus has been revised to reflect the revisions contained in our recently amended Form 10-K/A (Amendment No. 2) for the year ended December 31, 2007 filed with the Commission on June 24, 2008, and Form 10-Q/A (Amendment No. 1) for the quarterly period ended March 31, 2008 filed with the Commission on June 24, 2008. Any additional changes to these financial statements reflected in the prospectus relating to Amendment No. 5 to the Registration Statement being filed with the Commission in connection with this letter (“Amendment No. 5”) will be reflected in amendments to our Form 10-K for the year ended December 31, 2007 and Form 10-Q for the quarterly period ended March 31, 2008 shortly after the filing of Amendment No. 5.
Consolidated Balance Sheets, page F-16
7.	Please refer to prior comment 8. We see from disclosures in Note 2 that you have revised how you accounted for the Vision and Triple Ring warrant issuances. Please provide us with references to the authoritative accounting literature that supports your current accounting for the Vision and Triple Ring warrants. Specifically tell us how you believe the guidance at EITF 00-27 impacts your accounting for the Vision warrant transactions.
Response:
The appropriate references to the authoritative accounting literature have been added to the prospectus to address the Staff’s comment immediately above.
Note 4. Long-term debt, page F-25
8.	Please refer to prior comment 9 and 10. We see that you have now presented $720,714 as a gain on extinguishment of debt. Please respond to the following:
•	Please tell us why no changes were necessary to the amounts in the column “from inception (June 7, 2005) to March 31, 2008” located on page F-3 and “from inception (June 7, 2005) to December 31, 2007” located on page F-17. It does not appear to us these cumulative disclosures reflect your revised accounting for the gain on the extinguishment of debt.

Mr. Perry Hindin
Special Counsel
Division of Corporation Finance
July 16, 2008
Page Eight
Response:
The cumulative disclosures from inception (June 7, 2005) to March 31, 2008 and “from inception (June 7, 2005) to December 31, 2007” have been revised to properly reflect the revised accounting for the gain on the extinguishment of debt.
•	Please tell us whether either of the two transactions which resulted in the gain on extinguishment of debt as discussed here on page F-25 and on F-24 was with a related party. Tell us your consideration as to whether the gains from extinguishment of such debt should be treated as a capital transaction. Refer to APB 26.
Response:
Our review of APB 26 and APB 30 indicates that the gains from extinguishment are appropriately reflected in our financial statements. We have added information regarding related parties to the prospectus to address the Staff’s comment immediately above.
•	Please tell us the authoritative accounting literature which supports your calculation of the gain on extinguishment for the long-term debt settled for a cash payment of $10,000.
Response:
The appropriate references to the authoritative accounting literature, as well as appropriate explanations relating thereto, have been added to the prospectus to address the Staff’s comment immediately above.
•	Please describe for us in greater detail the accounting basis for recognizing a gain on extinguishment of debt for the $270,000 difference between the $520,000 net present value of the remaining interest payments of the extinguished notes and the $240,000 warrant valuation pursuant to the Black-Scholes Model as discussed in the last paragraph of Note 3 on page F-25. We note that your current disclosure does not adequately describe or support the accounting. Furthermore, please reconcile this disclosure with the disclosure found on page F-9 that discusses no recognition of a gain on extinguishment.
Response:
The appropriate disclosures have been added to reconcile and discuss the recognition of the gain on extinguishment from the financial statements to the tables in Note 2 to the December 31, 2007 financial statements in the prospectus. The appropriate references to the authoritative accounting literature have also been added to the prospectus to address the Staff’s comment immediately above.

Mr. Perry Hindin
Special Counsel
Division of Corporation Finance
July 16, 2008
Page Nine
Your response to this comment should include a detailed discussion of the transactions and accounting literature which supports your conclusion. Further revision to your financial statements and footnotes without adequate justification of the accounting basis for the change may not provide us with the sufficient information necessary for us to understand your accounting.
Form 10-Q for the Fiscal Quarter ended March 31, 2008
Evaluation of Disclosure Controls and Procedures, page 18.
9.	In light of the restatements identified in your Form 10-KSB and your Form S-4, please tell us if you changed your conclusion that your disclosure controls and procedures were effective for the fiscal quarter ended March 31, 2008 and fiscal year ended December 31, 2007.
Response:
Subsequent to the Company filing Amendment No. 5, the Company will be filing with the Commission an amendment to the Company’s Form 10-K for the year ended December 31, 2007, and an amendment to the Company’s Form 10-Q for the quarterly period ended March 31, 2008. In connection with such filings, the Company will reevaluate its conclusions regarding certain of the disclosure controls as related to the accounting treatment for warrants, warrant related amortization, and closing costs where material restatements occurred.
Please contact the undersigned at (650) 813-5600 if you have any questions regarding the responses to the Letter.
Sincerely,
/s/ Francis Jose
Francis Jose

cc:	Marc C. Whyte, Chief Financial Officer, Chief Operating Officer and a Director of NovaRay Medical, Inc.